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April 28, 1998


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, DC  20549-1004

Attn:    Document Control - EDGAR
         Ms. Patsy Mengiste

RE:      IDS Market Strategy Certificate
         File No. 333-46683

Dear Ms. Mengiste:

Registrant hereby respectfully requests that you disregard the Post-Effective Amendment No. 1 filing transmitted on April 17, 1998.

The Pre-Effective Amendment No. 1 filing will be transmitted today.

Sincerely,





Bruce Kohn
Vice President and General Counsel
(612) 671-2221